Exhibit 99.3

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel	: +91 40 4900 2900
Fax	: +91 40 4900 2999
Email	: mail@drreddys.com
www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

Audited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and year ended 31 March 2026 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

		All amounts in Indian Rupees millions
		Quarter ended			Year ended
		31.03.2026	31.12.2025	31.03.2025	31.03.2026	31.03.2025
S. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1	Revenues	75,162	87,268	85,060	335,933	325,535
2	Cost of revenues	41,471	40,462	37,797	158,669	135,107
3	Gross profit (1 - 2)	33,691	46,806	47,263	177,264	190,428
4	Selling, general and administrative expenses	27,762	26,918	24,055	106,763	93,870
5	Research and development expenses	5,463	6,149	7,258	24,058	27,380
6	Impairment of non-current assets, net	2,586	271	768	3,519	1,693
7	Other income, net	(3,445)	(770)	(2,465)	(7,627)	(4,358)
	Total operating expenses	32,366	32,568	29,616	126,713	118,585
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	1,325	14,238	17,647	50,551	71,843
	Finance income	1,677	2,112	3,008	7,870	7,553
	Finance expense	(1,057)	(944)	(656)	(3,738)	(2,829)
9	Finance (expense)/income, net	620	1,168	2,352	4,132	4,724
10	Share of profit of equity accounted investees, net of tax	46	23	55	134	217
11	Profit before tax (8 + 9 + 10)	1,991	15,429	20,054	54,817	76,784
12	Tax expense, net	(214)	3,533	4,181	12,351	19,539
13	Profit for the period/year (11 -12)	2,205	11,896	15,873	42,466	57,245
	Attributable to:
	Equity holders of the parent company	2,201	12,098	15,939	42,850	56,544
	Non-controlling interests	4	(202)	(66)	(384)	701

14	Earnings per equity share attributable to equity shareholders of parent
	Basic earnings per share of Re.1/- each	2.64	14.53	19.13	51.48	67.88
	Diluted earnings per share of Re.1/- each	2.64	14.52	19.11	51.42	67.78
		(Not annualised)	(Not annualised)	(Not annualised)

Segment information		All amounts in Indian Rupees millions
		Quarter ended			Year ended
		31.03.2026	31.12.2025	31.03.2025	31.03.2026	31.03.2025
Sl. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Global Generics	65,802	79,113	75,365	299,033	289,552
	b) Pharmaceutical Services and Active Ingredients	11,075	9,675	11,675	42,043	43,235
	c) Others	236	137	132	2,127	2,137
	Total	77,113	88,925	87,172	343,203	334,924
	Less: Inter-segment revenues	1,951	1,657	2,112	7,270	9,389
	Total Revenues	75,162	87,268	85,060	335,933	325,535

2	Segment results:
	Gross profit from each segment
	a) Global Generics	31,809	45,375	44,707	169,698	179,606
	b) Pharmaceutical Services and Active Ingredients	1,817	1,385	2,518	5,984	9,157
	c) Others	65	46	38	1,582	1,665
	Total	33,691	46,806	47,263	177,264	190,428
	Less: Selling and other un-allocable expenditure, net of other income	31,700	31,377	27,209	122,447	113,644
	Total profit before tax	1,991	15,429	20,054	54,817	76,784

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities, treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Consolidated statements of financial position

All amounts in Indian Rupees millions

	As at	As at
	31.03.2026	31.03.2025
Particulars	(Audited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	15,368	14,654
Other investments	72,446	43,254
Trade and other receivables	101,219	90,420
Inventories	76,531	71,085
Derivative financial instruments	155	557
Other current assets	36,256	30,142
Total current assets	301,975	250,112
Non-current assets
Property, plant and equipment	115,930	97,761
Goodwill	12,893	11,810
Other intangible assets	105,059	96,803
Investment in equity accounted investees	5,673	4,811
Other investments	10,695	10,391
Deferred tax assets	22,436	18,508
Tax assets	3,459	1,821
Other non-current assets	1,226	972
Total non-current assets	277,371	242,877
Total assets	579,346	492,989

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	33,411	35,523
Short-term borrowings	59,135	38,045
Long-term borrowings, current portion	6,003	857
Provisions	7,550	6,168
Tax liabilities	4,310	3,028
Derivative financial instruments	6,898	1,286
Other current liabilities	50,259	45,485
Total current liabilities	167,566	130,392
Non-current liabilities
Long-term borrowings	12,203	7,864
Deferred tax liabilities	15,568	14,108
Provisions	109	156
Other non-current liabilities	3,443	3,303
Total non-current liabilities	31,323	25,431
Total liabilities	198,889	155,823
Equity
Share capital	835	834
Treasury shares	(1,815)	(2,264)
Share premium	11,364	11,133
Share based payment reserve	1,684	1,642
Capital redemption reserve	173	173
Retained earnings	351,984	315,793
Other reserves	3,979	3,979
Other components of equity	8,859	2,098
Equity attributable to equity holders of the parent	377,063	333,388
Non-controlling interests	3,394	3,778
Total equity	380,457	337,166
Total liabilities and equity	579,346	492,989

Consolidated statements of cash flows

All amounts in Indian Rupees millions

	Year ended
	31.03.2026	31.03.2025
Particulars	(Audited)	(Audited)
Cash flows from/(used in) operating activities :
Profit for the year	42,466	57,245
Adjustments for:
Tax expense, net	12,351	19,539
Fair value changes and profit on sale of financial instruments measured at FVTPL*, net	(2,359)	(3,554)
Depreciation and amortization	20,605	17,058
Impairment of non-current assets, net	3,519	1,693
Allowance for credit losses (on trade receivables and other advances)	690	161
Profit on sale/disposal of assets, net	(2,547)	(1,522)
Share of profit of equity accounted investees	(134)	(217)
Foreign exchange (gain)/loss, net	(529)	211
Interest (income)/expense, net	12	152
Inventories write-down	7,517	5,220
Equity settled share-based payment expense	326	424
Changes in operating assets and liabilities:
Trade and other receivables	(6,722)	(10,283)
Inventories	(8,601)	(12,753)
Trade and other payables	2,790	340
Other assets and other liabilities, net	897	(7,293)
Cash generated from operations	70,281	66,421
Income tax paid, net	(13,526)	(19,993)
Net cash generated from operating activities	56,755	46,428
Cash flows from/(used in) investing activities :
Purchase of property, plant and equipment	(23,326)	(27,504)
Proceeds from sale of property, plant and equipment	309	512
Purchase of other intangible assets	(15,099)	(6,894)
Proceeds from sale of other intangible assets	1,401	732
Payment for acquisition of businesses	(3,152)	(53,096)
Investment in associates	(51)	(317)
Purchase of other investments (including bank deposits)	(46,718)	(28,492)
Proceeds from sale of other investments (including bank deposits)	19,602	53,610
Interest and dividend received	1,521	3,372
Net cash used in investing activities	(65,513)	(58,077)
Cash flows from/(used in) financing activities :
Proceeds from issuance of equity shares (including treasury shares)	397	193
Purchase of treasury shares	-	(1,389)
Proceeds from short-term loans and borrowings, net	20,257	24,490
Repayment of long-term borrowings	(1)	-
Proceeds from issuance of equity shares in subsidiary to Non-controlling interests	-	7,056
Payment of principal portion of lease liabilities	(1,263)	(1,294)
Dividend paid	(6,659)	(6,662)
Interest paid	(4,441)	(3,483)
Net cash from financing activities	8,290	18,911
Net increase/(decrease) in cash and cash equivalents	(468)	7,262
Effect of exchange rate changes on cash and cash equivalents	1,243	224
Cash and cash equivalents at the beginning of the year	14,593	7,107
Cash and cash equivalents at the end of the year(1)	15,368	14,593

*FVTPL (fair value through profit or loss)

(1)Adjusted for bank-overdraft of Rs. 61 million for the year ended 31 March 2025.

Notes:

1	The above Statement of audited consolidated financial results of Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries (collectively, the “Company”), joint ventures and associates, have been prepared in accordance with recognition and measurement principles of IFRS as issued by the International Accounting Standards Board (IASB), and presented as per the format of Regulation 33 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, and were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 12 May 2026. The independent auditors have issued an unqualified report thereon.

2	During the quarter ended 31 March 2026, consequent to resolution of a Shelf Stock Adjustment claim arising from reduction in price of its generic product Lenalidomide in the United States, the Company has recorded an amount of Rs. 4,530 million (USD 50 million) as a reduction of “Revenue from sale of goods” in the Company's Global Generics Segment.

3	During the quarter ended 31 March 2026, the Company has decided to discontinue certain of its R&D programs associated with Chimeric Antigen Receptor T-cell (CAR-T) therapy portfolio in light of the current development status and recent clinical trial outcomes. Consequent to this decision, the Company has recognized a net loss of Rs. 1,350 million in the Company's Global Generic segment, comprising of:

a. Impairment of non-current assets of Rs. 1,291 million (i.e., towards Property, plant and equipment, Other Intangible assets and Right of use assets) and

b. Other development program related wind down cost under Selling, general and administrative expenses (“SG&A”) of Rs. 59 million.

4	During the quarter ended 31 March 2026, the Company has recorded an impairment loss of Rs.914 million (USD 10 million) consequent to discontinuation of the Phase III study in first line non-small cell lung cancer conducted by Immutep Limited following the results of the futility analysis.

5	During the year ended 31 March 2026, consequent to certain technical challenges in product development, the Company decided to discontinue development of conjugated estrogen at its site in Middleburgh, New York. Consequent to discontinuance of development, the Company recorded the following financial impacts in the Company's Global Generic segment, resulting in a net loss of Rs.47 million:

- Impairment loss of the entire carrying value of Rs.535 million for property, plant and equipment;

- Inventory related provisions of Rs.260 million;

- Other development program related wind down costs of Rs.129 million;

- Gain recognized under Other Income, net from the write back of liabilities no longer required of Rs.877 million.

6

"Impairment of non-current assets, net" for the year ended 31 March 2025 primarily includes:

a. Impairment of intangibles pertaining to acquisition from Mayne: -an amount of Rs.907 million towards Haloette® (a generic equivalent to Nuvaring®), a product-related intangible, due to constraints on procurement of the underlying product from its contract manufacturer, resulting in a lower recoverable value compared to the carrying value. -an amount of Rs.270 million pertaining to impairment of certain product related intangibles, due to adverse market conditions resulting in lower recoverable value compared to the carrying value.

b. Other impairments:

During the year ended 31 March 2025, consequent to adverse market conditions with respect to certain product related intangibles, the Company assessed the recoverable value of certain products and recognized impairment loss of Rs.288 million pertaining to products forming part of the Company’s business in India and Europe.

The above impairment charge pertains to Company's Global Generics segment.

7

“Other income, net” includes:

a. Rs. 1,400 million recognised pursuant to settlement of product related litigations representing payment for avoided litigation costs by the Company and its affiliates in the United States and the United Kingdom during the year ended 31 March 2026.

b. Gain on sale of non-current assets, net amounting to Rs. 1,890 million towards divestment of certain product related intangibles i.e., trademarks during the quarter ended 31 March 2026.

8	“Other income, net” for the year ended 31 March 2025 includes cumulative amount of foreign exchange gain of Rs. 1,551 million, reclassed from the foreign currency translation reserve to the Other income, net, and a loss of Rs. 52 million due to turnaround fees paid upon divestment of the membership interest in the subsidiary “Dr. Reddy’s Laboratories Louisiana LLC” to Jaguar labs Holdings LLC during March 2025.

This transaction pertains to the Company's Global Generics segment.

9	The Company received a field tax audit report from the Federal Tax Service authority in respect of one of its foreign subsidiaries for the period from January 2020 to December 2022. The report concluded that certain services were subject to value-added tax (VAT). The Company filed objections to the findings, and a revised audit report was issued on 15 September 2025 with a reduced VAT liability. Based on its best estimate, the Company had recorded a provision of Rs. 695 million under SG&A during the quarter ended 30 September 2025.

The Company continued to defend its position and submitted further objections, asserting that the specified services should not be subject to VAT. On 23 March 2026, the Company received the final order from the Federal Tax Service authorities, pursuant to which the originally proposed VAT liability was substantially reduced. Based on the final order, an additional provision of Rs. 1,141 million, including applicable interest and penalties, was recognized for the periods covered under audit as well as subsequent period from calendar year 2023 through 31 March 2026.

This additional provision was recorded under SG&A during the quarter ended 31 March 2026. The Company believes that the likelihood of any further liability on account of this field tax audit is not probable.

This transaction pertains to the Company’s Global Generics segment.

10	The Government of India has consolidated 29 existing labour legislations into a unified framework comprising four labour codes as follows: Code on Wages, 2019, Code on Social Security, 2020, Industrial Relations Code, 2020 and Occupational Safety, Health and Working Conditions Code 2020 (collectively referred to as the “New Labour Codes”). The New Labour Codes are effective from 21 November 2025 and introduce changes, among other things, setting a uniform definition of wages. The New Labour Codes have implications on employee benefits including gratuity, leave encashment, and other related obligations. The Company has assessed the implications of the New Labour Codes and has recognized an incremental cost of Rs.1,170 million towards employee benefits during the year ended 31 March 2026. The Company continues to monitor the developments pertaining to the implementation of the New Labour Codes, including related rules there to and the impact of these will be accounted in accordance with applicable accounting standards.

11

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 6 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company engaged with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which included enhancement initiatives undertaken by the Company, and the Company complied with its listing obligations as it relates to updating the regulatory agencies. On 23 February 2026 the Company received a letter from the SEC stating that, based on the information available to it, the SEC has concluded its investigation and does not intend to recommend any enforcement action against the Company at this time.  On 5 March 2026, the Company received a letter from the DOJ stating that, based on the information available to it, the DOJ has closed its inquiry.

12	The Company considered the on-going uncertainties relating to geo-political conflicts (including Russia and Ukraine) in assessing the recoverability of receivables, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

13	The Board of Directors, at their meeting held on 12 May 2026, have recommended a final dividend of Rs.8 per share subject to approval of shareholders.

14	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and the published year to date figures up to the third quarter of the relevant financial year. Also the figures up to the end of third quarter were only reviewed and not subjected to audit.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 12 May 2026	Co-Chairman & Managing Director
DIN: 00057433